Cybin to Participate at the 2023 Milken Institute Future of Health Summit

- CEO Doug Drysdale to speak on panel about innovations in mental health care on November 7, 2023 -

TORONTO, CANADA – November 3, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation 2.0 psychedelic treatment options, today announced that Doug Drysdale, Cybin’s Chief Executive Officer, will be speaking at the 2023 Milken Institute Future of Health Summit on a panel entitled “Revolutionizing Mental Health Care through Innovation.”

“It is an honor to be part of such an important gathering of leading medical experts and scientists.,” said Doug Drysdale, Chief Executive Officer of Cybin. “Sadly, there has been little recent progress in addressing the mental health treatment gap and limited effectiveness of current standards of care. This Summit is a welcome opportunity to exchange ideas and foster innovation as we tackle the current mental health crisis.”

Cybin is focused on developing novel, differentiated therapeutics with the goal of improving clinical outcomes and addressing key unmet needs for people with mental health conditions. Rates of depression have peaked this year, with 17.8 percent of Americans being treated for depression.1 Current treatments for depression and other mental health conditions have limited effectiveness, creating a mental health treatment gap. Emerging research has demonstrated that psychedelic-based treatment induces a state of plasticity, which may make it easier for people to rewire neuronal circuits. With a rewiring of neuronal circuits, individuals may embrace a new way of thinking, which provides the potential to be effective, during psychedelic-assisted treatment.2

“We are encouraged by our positive interim results showing an unprecedented improvement in depressive symptoms, which could potentially offer therapeutic benefits to help address the current mental health crisis. We look forward to talking about our innovative work at the Milken Summit,” concluded Drysdale.

Milken Future of Health Summit: Closing the Gap: Better Health for More People
Panel title:    Revolutionizing Mental Health Care through Innovation
Date:            Tuesday, November 7, 2023
Time:            9:00am ET
Location:    Salamander, Washington DC, 1330 Maryland Avenue, SW

Description:    50% of people will be diagnosed with a mental health condition or disorder at some point in their lifetime. Today, less than 50% of those with mental health conditions seek treatment. This is due to a variety of reasons: stigma, lack of access, lack of resources, lack of education, and lack of confidence in available treatments, among others. This panel will uncover why the treatment gap exists, ideate how this gap could be closed, and explore emerging innovations in the mental health space. To address the growing mental health crisis, there is a need for wide-sweeping intervention to bolster healthy eating, digital technologies, and whole person health, as well as facilitate innovation in burgeoning fields like psychedelics. Only with a truly interdisciplinary approach tackling all components of mental wellbeing can we close the mental health treatment gap, supporting healthier communities, workplaces, and country.

To access the live panel discussion, please click here. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page. For more information on the Milken Institute and the upcoming conference visit www.milkeninstitute.org.

The Milken Institute is a nonprofit, nonpartisan think tank dedicated to connecting resources and innovation so the best ideas can succeed. This year’s conference will focus on the most significant issues affecting medical research, preventative care, and public health.

1Witters, Dan. “U.S. Depression Rates Reach New Highs.” Gallup, May 17, 2023. https://news.gallup.com/poll/505745/depression-rates-reach-new-highs.aspx.

2Yasinski, Emma. “Why Psychedelic Drugs May Become a Key Treatment for PTSD and Depression.” Smithsonian Magazine, May 3, 2022.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cybin Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com